THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

July 11, 2011

Sonia Bednarowski, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Confederate Motors, Inc.
Form 10-K for the year ended December 31, 2010
Filed April 1, 2011
File No. 000-52500

Dear Ms. Bednarowski:

Thank you for taking my call this morning.  As I mentioned, because of a death in my family and funeral services last week, I was unable to respond to the staff’s correspondence within the time requested in the letter dated June 22, 2011.  If acceptable, we propose to file an amendment to the company’s 10-K in response to the staff’s comments on or before Friday, July 15th.

I appreciate your consideration in this regard and please feel free to contact me if you have any questions.

Sincerely,

/s/ Ronald N. Vance

Ronald N. Vance

cc:	Joseph P. Mitchell, CFO